Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges presented in Prospectus Summary

	Inception to September 30, 2011	Predecessor
		October 1, 2010- May 15, 2011	FY2010	FY2009	FY2008	FY2007
Earnings
Pre-tax income (Loss) from continuing operations	$(82,688)	$(12,877)	$32,688	$(67,740)	$5,521	$12,578
Fixed charges	38,750	34,309	31,341	41,197	51,966	48,798

Total Earnings as defined	$(43,938)	$21,432	$64,029	$(26,543)	$57,487	$61,376

Fixed charges

Interest whether expensed or capitalized (and from both continuing and discontinued operations)	$34,068	$23,804	$28,195	$38,030	$48,320	$45,962
Amortization of premiums or discounts	494	—	—	—	—	—
Amortization of capitalized expenses related to indebtedness	2,081	9,265	2,232	2,370	2,477	2,176
Estimated interest component of rental expense.	779	340	614	697	669	660
Estimated interest component of uncertain tax positions	1,328	900	300	100	500	—

Total Fixed Charges as defined	$38,750	$34,309	$31,341	$41,197	$51,966	$48,798

Ratio of Earnings to Fixed Charges	N/A	N/A	2.04x	N/A	1.11x	1.26x

Coverage Deficiency	$82,688	$12,877	N/A	$67,740	N/A	N/A

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of calculating the ratios, “earnings” consists of income before income taxes plus fixed charges “Fixed charges” consists of interest expense, amortization of debt issuance costs, the portion of rental expense representative of interest expense and interest related to uncertain tax positions. The interest portion of rent expense was calculated as 10% of rent expense, which is an estimate of our incremental borrowing rate.